As filed with the Securities and Exchange Commission on May 12, 2014

FILE NO. 812-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Application for an order of the Commission pursuant to section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), declaring that R. Jay Gerken shall not be deemed an “interested person”, as that term is defined in section 2(a)(19) of the Act, of Sanford C. Bernstein Fund, Inc., its investment adviser, or its principal underwriters, solely by reason of his position as a director of Associated Banc-Corp and certain of its subsidiaries.

Sanford C. Bernstein Fund, Inc.

AllianceBernstein L.P.

Sanford C. Bernstein & Co., LLC

AllianceBernstein Investments, Inc.

(Exact Names of Applicants)

1345 Avenue of the Americas

New York, NY

10105

(Address of Applicants)

Name and Address of Person to Whom Comments and Questions May be Directed:

Emilie D. Wrapp

Senior Vice President and Assistant General Counsel

AllianceBernstein L.P.

1345 Avenue of the Americas

New York, NY 10105

(212) 969-2154

Page 1 of 26 Sequentially Numbered Pages (including exhibits)

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of Sanford C. Bernstein Fund, Inc. AllianceBernstein L.P. Sanford C. Bernstein & Co., LLC AllianceBernstein Investments, Inc. 1345 Avenue of the Americas New York, NY 10105 File No. 812-	) ) ) ) ) ) ) ) ) ) ) )	APPLICATION FOR AN ORDER OF THE COMMISSION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT”), DECLARING THAT R. JAY GERKEN SHALL NOT BE DEEMED AN “INTERESTED PERSON”, AS DEFINED IN SECTION 2(a)(19) OF THE ACT, OF SANFORD C. BERNSTEIN FUND, INC., OR ITS INVESTMENT ADVISER OR PRINCIPAL UNDERWRITERS, SOLELY BY REASON OF HIS POSITION AS A DIRECTOR OF ASSOCIATED BANC-CORP AND CERTAIN OF ITS SUBSIDIARIES.

I. Description of Applicants

The Sanford C. Bernstein Fund, Inc. (the “Fund”) is an open-end management investment company registered under the Investment Company Act of 1940, as amended (the “Act”) and is organized as a corporation under the laws of the State of Maryland. The Fund is a series company, as contemplated by rule 18f-2 under the Act, that presently consists of 18 separate series (the “Series”).

The Fund is governed by a board of directors, a majority of whom are not “interested persons” of the Fund within the meaning of section 2(a)(19) of the Act. AllianceBernstein L.P. (“AllianceBernstein”), a registered investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”), as amended, serves as investment adviser to each Series of the Fund and certain other investment companies registered under the Act with over $88 billion in assets as of September 30, 2013. The investment companies registered with the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”), together with any future SEC-registered investment company advised by AllianceBernstein, are referred to in this Application as “AllianceBernstein Funds”. Sanford C. Bernstein & Co., LLC (“Bernstein LLC”) and AllianceBernstein Investments, Inc. (“ABI” and, together with the Bernstein LLC, the “Distributors”), each of which is under common control with AllianceBernstein, are the principal underwriters of the Fund.1 The Series have distinct investment objectives and policies as set forth in their registration statement under the Securities Act of 1933, as amended, and the Act.

[1]	Bernstein LLC is the distributor for each Series of the Fund, except for Class A, Class B and Class C shares of the New York Municipal Portfolio, California Municipal Portfolio, Diversified Municipal Portfolio, Short Duration Plus Portfolio, Tax-Managed International Portfolio and International Portfolio. ABI is the distributor for the classes of shares of the Series for which Bernstein LLC is not the distributor.

R. Jay Gerken currently serves as a director of the Fund. The Fund, together with such other AllianceBernstein Funds, if any, that in the future elect Mr. Gerken as a “non-interested” director, are referred to collectively as the “Applicant Funds”. The Applicant Funds, AllianceBernstein, Bernstein LLC and ABI are referred to collectively as “Applicants”.

II. Description of Proposed Transactions

Applicants respectfully request an order of the Commission, pursuant to section 6(c) of the Act, declaring that R. Jay Gerken shall not be deemed an “interested person”, as that term is defined in section 2(a)(19) of the Act, of the Applicant Funds, solely by reason of accepting a position and serving as a non-employee director of Associated Banc-Corp and certain of its subsidiaries.2

Mr. Gerken was appointed to the Fund’s Board of Directors in July 2013. Prior to becoming a director of the Fund, Mr. Gerken gained extensive and wide ranging experience in the investment company industry. From 2005 until June 2013, Mr. Gerken served as President and Chief Executive Officer of Legg Mason Partners Fund Advisor, LLC and President and member of the Boards of The Legg Mason and Western Asset mutual funds. From 2002 to 2005, he served as President and Chair of the Board of the Citigroup Asset Management mutual funds. From 1993 to 2001, he was a portfolio manager and Managing Director at Smith Barney Asset Management and, from 1988 to 1993, he served as President and Chief Executive Officer, Directions Management of Shearson Lehman, Inc.

Associated Banc-Corp is a bank holding company that, through its banking subsidiary Associated Bank and various nonbanking subsidiaries, provides a broad array of banking and nonbanking products and services to individuals and businesses through approximately 240 banking offices serving more than 150 communities, primarily within its three-state branch footprint (Wisconsin, Illinois, and Minnesota).

For the year ended December 31, 2013, Associated Banc-Corp had consolidated net revenue of $959 million and consolidated net income of $189 million. At December 31, 2013, its total consolidated assets were $24.2 billion, and consolidated total equity was $2.9 billion.

Associated Investment Services, Inc. (“AIS”), a direct, wholly-owned subsidiary of Associated Banc-Corp, is a securities broker-dealer firm registered under the Securities Exchange Act of 1934, as amended (the “1934 Act”), and is a member of FINRA. AIS provides

[2]	If Mr. Gerken is appointed to the Board of Directors of Associated Banc-Corp, he would also be appointed to the Boards of the following Associated Banc-Corp subsidiaries: Associated Bank, National Association (“Associated Bank”) and Associated Trust Company, National Association (“Associated Trust”). Associated Bank is a wholly-owned subsidiary of Associated Banc-Corp and Associated Trust is a wholly-owned subsidiary of Associated Bank. Unless otherwise noted, when this Application refers to Mr. Gerken’s service as a director of Associated Banc-Corp, any such reference is intended to include his service as a director of Associated Bank and Associated Trust.

full-service and discount brokerage services to bank customers and the general public. It offers a wide variety of mutual funds and variable insurance products offered by independent providers. In 2013, AIS’s total consolidated revenues were $15,514,999. Its total consolidated assets as of December 31, 2013 were $10,194,000. AIS had a net loss of $973,679 in 2013.

AIS has had a selected dealer agreement with ABI since 1994. This agreement, which is substantially similar to other selected dealer agreements the Distributors have with other broker-dealers, allows brokers registered with AIS to sell shares of AllianceBernstein Funds.

The gross sales (prior to payment of dealer and underwriter commissions) of AllianceBernstein Funds shares from January 1, 2011 through December 31, 2013 for which AIS was responsible totaled approximately $2,049,109.3 Aggregate commissions paid to AIS during this time period in respect of such sales were $1,249.88. AIS received aggregate continuing distribution and service fees in respect of AllianceBernstein Funds share sales during the same time period of $3,718.86.4 Thus, AIS’s total compensation for AllianceBernstein Funds share sales from January 1, 2011 through December 31, 2013 was $4,968.74.

The total gross sales of AllianceBernstein Funds shares by all investment dealers for the same period aggregated approximately $75,874,117,016.22. AIS’s share of such gross sales was approximately 0.0027%.

The total compensation paid to AIS for sales of AllianceBernstein Funds shares during 2013 was $1,688.82. This amount represented less than one one-hundredth of 1% of Associated Banc-Corp’s total consolidated net revenue for the year.

AIS has its own board of directors and management team separate from Associated Banc-Corp, Associated Bank, and Associated Trust. The board of directors of each of Associated Banc-Corp, Associated Bank, and Associated Trust currently consists of 12 individuals, 11 of whom are independent of the management of Associated Banc-Corp and AIS. None of the 11 independent directors of Associated Banc-Corp also serves as a director of any other corporation in the Associated Banc-Corp complex, other than Associated Bank and Associated Trust. The board of directors of AIS consists entirely of members of Associated Banc-Corp management and the chief executive officer of AIS. In his role as a director of Associated Banc-Corp, Mr. Gerken would have no involvement in the day-to-day management of AIS.

Although AIS sells shares of the AllianceBernstein Funds, it does not execute portfolio transactions on behalf of AllianceBernstein Funds (or any other mutual fund). Moreover, neither Applicants nor AIS expect that AIS will execute portfolio transactions on behalf of the AllianceBernstein Funds at any time in the future.

[3]	This figure (as well as other gross sales figures presented herein) does not include sales of money market funds. Because money market fund shares are offered at net asset value (no sales commission), sales of these funds are not tracked at the dealer level.
[4]	The AllianceBernstein Funds have adopted Plans of Distribution relating to multiple classes of shares pursuant to rule 12b-l under the Act. Pursuant to such Plans, AllianceBernstein Funds may expend up to 1.00% of their average net assets annually for certain distribution-related expenses. The percentage permitted to be expended under such Plans varies by Series and by share class.

It is expected that Mr. Gerken’s aggregate compensation for service as a non-employee director of Associated Banc-Corp, Associated Bank and Associated Trust will be $140,000 per annum, $70,000 of which will be payable in cash and the remainder payable in restricted stock units of Associated Banc-Corp.

Mr. Gerken presently owns 2,000 shares of voting common stock issued by Associated Banc-Corp.

It is not expected that Mr. Gerken will be a customer of Associated Banc-Corp or its subsidiaries, although he may establish an ordinary course banking relationship or enter into ordinary course banking transactions. Any such transaction or relationship would be a routine, retail transaction or relationship under which Mr. Gerken will not be accorded special treatment.5

Other than serving as a non-employee director of Associated Banc-Corp and as a director of the Fund, Mr. Gerken would have no material business or professional relationship with Associated Banc-Corp, Associated Bank, Associated Trust, AIS, the AllianceBernstein Funds (or any principal executive officer thereof), AllianceBernstein, the Distributors or any affiliated person (within the meaning of section 2(a)(3) of the Act) of such persons.

III. Request for Exemption

In an attempt to avoid certain potential conflicts of interest, sections 2(a)(19)(A)(v) and (B)(v) of the Act, as amended,6 define an “interested person” of an investment company, an investment adviser or a principal underwriter, to include any person, or any affiliated person of a person (other than a registered investment company), that, at any time during the prior six months, has executed any portfolio transactions for, engaged in any principal transactions with, or distributed shares for the investment company, any other investment company having the same investment adviser as the investment company or holding itself out to investors as a related company for purposes of investment or investor services, or any account over which the investment company’s investment adviser has brokerage allocation discretion. Section 2(a)(3) of the Act includes in its definition of “affiliated person” of another person “any person directly or indirectly controlling, controlled by, or under common control with, such other person [and] any officer, director, partner, co-partner, or employee of such other person.”

[5]	An independent director’s routine relationship with a broker does not cause a conflict of interest and does not lead to a material business or professional relationship if the director is not accorded special treatment. The SEC has agreed that certain transactions do not cause conflicts of interest for independent directors, and did not require that independent directors disclose routine, retail transactions and relationships, such as having a brokerage account, unless the directors were accorded special treatment. Role of Independent Directors of Investment Companies, Investment Company Act Rel. No. 24816 (Feb. 15, 2001) (“Independent Directors Release”), text at note 99. The legislative history of Section 2(a)(19) confirms that Congress did not intend for independent directors’ routine relationships to be considered a material business relationship. H.R. REP. NO. 1382, 91st Cong., 2d Sess. 15 (1970); S. REP. NO. 184, 91st Cong., 1st Sess. 34 (1969) (stating that “a director ordinarily would not be considered to have a material business relationship with the investment adviser simply because he is a brokerage customer who is not accorded special treatment.”), cited in Interpretive Matters Concerning Independent Directors of Investment Companies, Investment Company Act Rel. No. 24083 (Oct. 14, 1999) (“Interpretive Independent Directors Release”), at note 42.
[6]	Section 2(a)(19) was amended in 1999 to incorporate certain provisions of rule 2a19-1. We discuss the amendment in Section III(F) of this Application.

Under certain circumstances, Mr. Gerken, as a director of Associated Banc-Corp, could be deemed to be an “interested person” of Applicants. This is because Associated Banc-Corp controls AIS. However, Mr. Gerken has stated unequivocally to Applicants that his position as a non-employee director of Associated Banc-Corp, a bank holding company, will not permit him to control or influence the day-to-day management of AIS. Mr. Gerken will not be a director or officer of AIS and therefore will have no authority or responsibility for management of the operations of that company. Mr. Gerken will not be involved, as a director of Associated Banc-Corp or otherwise, in the distribution activities of AIS.

Applicants believe that the existence of AIS creates no real or potential conflict of interest for Mr. Gerken. This is due in part to the fact that even if he were to be actively involved with AIS, the AllianceBernstein Funds would not, in the normal course of business, purchase or sell portfolio investments from or through AIS. (Applicants believe that if they avoid doing any portfolio transaction business with AIS for so long as Mr. Gerken shall serve as a director of the Fund, it will not adversely affect the interests of the Applicant Funds and their shareholders).

Applicants believe that the other possible source of conflict underlying sections 2(a)(19)(A)(v) and B(v) of the Act, the distribution business conducted by AIS on behalf of the AllianceBernstein Funds, is not a legitimate source of concern due to the extremely limited amount of AllianceBernstein Funds share sales accomplished through AIS to date. Moreover, there is no reason to conclude that this situation will change significantly in the future. At 0.0027% of total gross sales of AllianceBernstein Funds for the period between January 1, 2011 and December 31, 2013, it is clear that AIS’s fund share sales have had no material financial impact on the AllianceBernstein Funds or the Distributors to date. Moreover, AllianceBernstein Funds share sales have not been significant to AIS or Associated Banc-Corp, since they represented less than 1% of AIS’s total consolidated revenues and less than one one-hundredth of 1% of Associated Banc-Corp’s total consolidated net revenue from January 1, 2013 through December 31, 2013.

Although these sales have been limited, Applicants are reluctant to preclude additional AllianceBernstein Funds share sales by AIS. This is because AIS, like many other smaller dealers across the U.S., finds it advantageous to be able to offer its clients a broad range of investment choices, including shares of AllianceBernstein Funds.

Applicants do believe, however, that considerable comfort can be derived from the fact that although this Application contemplates permitting a limited amount of distribution business by AIS, absolutely no portfolio transaction business will be permitted by Applicants or any other AllianceBernstein Funds with AIS or any of its affiliates. Thus, as more fully discussed below, the principal historical concerns in this context, excessive portfolio turnover and possible lack of best execution, do not apply here because there will be no opportunity for AIS to be further rewarded for its distribution business through commissions on portfolio transactions.7

[7]	In 1966, the Commission took note of the fact that a “brokerage firm that sells mutual fund shares normally gets a share of the fund’s brokerage commissions as extra compensation for its sales efforts. Hence, the funds’ brokerage business has become a source of additional selling compensation for retail distributors of fund shares.” See Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth (“PPI”), H.R. Rep. No. 2337, 89th Cong., 2d Sess., at 50-51 (1966), citing Report of the Special Study of the Securities Markets, H. Doc. No. 95, 88th Cong., 1st Sess. (1963).

Section 6(c) of the Act provides, in part, that the Commission may, by order upon application, conditionally or unconditionally exempt any person, security or transaction from any provisions of the Act, if, and to the extent that, such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Applicants believe that, for the reasons set forth below, a declaration by the Commission that Mr. Gerken shall not be considered an “interested person” under the Act is in the best interests of the Applicant Funds and their respective shareholders, and is consistent with the purposes fairly intended by the policies and provisions of the Act. Moreover, the requested exemption is necessary and appropriate in the public interest and consistent with the protection of investors.

A.	Section 2(a)(19) of the Act

In a report to Congress in 1966, the Commission raised concerns over potential conflicts of interest between investment companies and affiliated broker-dealers.8 Congress, as part of the 1970 amendments to the Act,9 and consistent with Commission recommendations,10 added section 2(a)(19) to the Act and used the new term “interested person” in place of the narrower concept of “affiliated person” in other provisions of the Act, including those relating to board composition and particular voting requirements.11

[8]	See PPI at 189 (1966).
[9]	Pub. L. 91-547, Sec. 2(a)(3), 84 Stat. 1413 (1970).
[10]	See PPI, at 332-34.
[11]	See, e.g., section 10(a) (no more than 60% of investment company board may be considered interested persons), section 10(b)(2) (investment company may not use as its principal underwriter any director, officer or employee of the company, or any person of which the director, officer or employee is an interested person, unless a majority of the board are not interested persons of the underwriter), and section 15(c) (investment advisory and principal underwriting contracts must be approved by the vote of a majority of directors who are neither parties to the contract nor interested persons of any party to the contract). In addition, rule 12b-1 under the Act requires that a plan of distribution, together with any related agreements, be approved by a vote of the board of directors of the investment company, “and of the directors who are not interested persons of the company and have no direct or indirect financial interest in the operation of the plan or in any agreements related to the plan….” Rule 12b-1(b)(2).

If the requested order is granted, Applicants will not treat Mr. Gerken as a person with a “direct or indirect financial interest” in any of Applicant Funds’ plans of distribution. Applicants believe this phrase was meant to cover those persons with a business or professional relationship - rather than persons whose status is already tested under subsections 2(a)(19)(A)(i)-(v) of the Act. As stated in the proposing release, the need for this additional language was driven by the fact that the Commission may not have made a determination, under section 2(a)(19)(A)(vi), that a person was interested ‘“by reason of having had … a material business or professional relationship’ with the fund.” See Investment Company Act Release No. 10862 (September 7, 1979), at note 32 and accompanying text. (Other than serving as a director of the Fund, Mr. Gerken has not had a business or professional relationship with any AllianceBernstein Fund, or the principal executive officer thereof, for the past five calendar years.)

Importantly, the portion of the 1966 report dealing with these affiliations began as follows:

A substantial number of investment companies are affiliated with broker-dealers. For some companies the affiliation is limited to members of their boards of directors who are partners of or otherwise associated with brokerage houses. For the others the affiliation is much closer; the adviser-underwriter is itself, or its controlling persons are, closely associated with an established brokerage firm which regularly executes company portfolio transactions. This section is concerned with that closer type of broker-dealer affiliation.12

In its report, the Commission stated that, with respect to the “closer type” of affiliations, there was a potential for investment company managers to adopt investment policies that could lead to high portfolio turnover rates (in order to increase the amount of brokerage commissions obtainable through their relationship with the companies), and investment advisers forsaking their duty to seek best execution.13

It is relevant that the closest paradigm in 1966 for this “closer type” of affiliation may have been one in which the affiliated brokerage firm conducted its business as a partnership, rather than as a public corporation. Many brokerage firms had not yet gone public by the mid-1960’s. For example, the Commission’s 1966 report noted that the relatively low expense and management cost ratios of the Broad Street complex were attributable to the substantial brokerage commissions paid by the companies to J. & W. Seligman & Co. According to the report, “the officers and directors of the investment companies who are partners in the brokerage firm derive substantial compensation from Seligman in addition to that paid directly to them by the investment companies.”14 Arguably, the tension between the interests of shareholders and others is most acute where an individual serving as director of the investment company is eligible to receive, as a partner in a brokerage firm, “substantial compensation” as a direct result of portfolio transaction business conducted with the investment company.

Broader application of this phrase appears unwarranted. For example, an extremely literal interpretation of this clause would suggest that it be applied to every director who is a beneficial owner of any amount of securities issued by a broker-dealer firm or its parent company. Applicants believe that beneficial ownership of less than 5% of outstanding voting securities of a broker-dealer (or its parent) should not on its own, constitute a “financial interest” within the meaning of rule 12b-1. In terms of the only other possible “financial interest” present here - presumably arising out of Mr. Gerken’s receipt of cash and non-cash director compensation from Associated Banc-Corp - there is little basis for sound argument given the relative and absolute amounts involved and current patterns of director compensation.

If Mr. Gerken should develop a direct or indirect financial interest in the operation of Applicants’ plans of distribution or in any agreements related to such plans, he will no longer be treated as meeting the requirements of rule 12b-l(b)(2).

More recently, the Commission further has expressed its views regarding the importance of director independence. See Independent Directors Release; Interpretive Independent Directors Release; see also Investment Company Governance, Investment Company Act Rel. Nos. 26520 (July 27, 2004) (adopting release) and 26323 (Jan. 15, 2004) (proposing release).

[12]	PPI, at 189.
[13]	Id.
[14]	PPI, at note 82 and accompanying text.

Notwithstanding this early emphasis on close relationships, as enacted, section 2(a)(19) provided that any broker-dealer registered under the 1934 Act, or any affiliated person thereof, is considered an interested person of an investment company and of any investment adviser of or principal underwriter for the investment company, regardless of whether the broker-dealer did business with the investment company or complex.15

B.	Prior Exemptive Relief

The Commission subsequently issued a number of orders granting exemptive relief where it found that potential conflicts of interest were sufficiently minimized. Applicants for these orders often stated that the investment company would not use the broker-dealer for its portfolio or distribution business (or any business); some represented that other investment companies in the same complex would avoid doing business with the broker-dealer; in many cases, the facts were such that it was unlikely that the company would ever want, or be able, to do business with the affiliated broker-dealer in light of the company’s investment policies. In addition, applicants frequently represented that the company (or complex) would not be adversely affected by refraining from doing business with the broker-dealer.16

C.	Sections 2(a)(9) and 2(a)(19)

Although the express language of section 2(a)(19) does not apply to affiliates of affiliates of registered broker-dealers, in interpreting section 2(a)(19), the Commission’s staff previously took the position that “interested person” included any individual affiliated with an entity which was in a control relationship (within the meaning of section 2(a)(9) of the Act) with a registered broker-dealer.17 Where this relationship was present, the second-tier affiliation was collapsed into the first-tier affiliation. Thus, an investment company director who was an officer or director of a parent company of the broker-dealer or a company under common control with the broker-dealer may have been considered an interested person of the investment company.18

Applicants are cognizant of the prior views of the Commission’s staff regarding the status of directors serving on the boards of parent companies of broker-dealers.19 In the past, the staff collapsed second-tier affiliations into first-tier affiliations for purposes of determining an individual’s status as an “interested person” under Section 2(a)(19). More recently, however,

[15]	Subsections 2(a)(19)(A)(v) and (B)(v).
[16]	See Investment Company Act Rel. No. 13920 (May 8, 1984) (“1984 Proposing Release”) at note 24 and accompanying text.
[17]	Although section 2(a)(19) treats an affiliated person of a broker or dealer as an “interested person” under the Act, it does not expressly extend this classification to persons who are affiliates of such persons.
[18]	See 1984 Proposing Release at note 21 and accompanying text. Under section 2(a)(9) of the Act, “control” means the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with the company.
[19]	See, e.g., The First Australia Fund, Inc., SEC No-Action Letter (1987) (“First Australia Fund”) at notes 11-23 and accompanying text.

the staff has taken the position that it would not, “absent substantial policy reasons,” collapse affiliated entities for purposes of determining a person’s status as an interested or affiliated person.20 Applicants believe that there is no “substantial policy reason” to treat Associated Banc-Corp and AIS as one entity for purposes of determining Mr. Gerken’s status, particularly in relation to the facts presented herein.21 Mr. Gerken will serve as a non-employee director of Associated Banc-Corp with no management responsibilities for AIS and no other material relationship with AIS. Mr. Gerken’s sole relationship is with a holding company parent. Under these circumstances, Applicants believe it inappropriate to simply consider Mr. Gerken the equivalent of a direct affiliate of AIS and thus an “interested person” under the Act.

Mr. Gerken also should not be considered an interested person of the Fund on the basis that he “controls” Associated Banc-Corp or AIS. Section 2(a)(9) provides an exception from its definition of “control” for those persons whose power is solely the result of an official position with the company.22 The Commission and its staff have indicated that notwithstanding this exception, there is a possibility that an individual serving on the board of a parent company might possess “latent power” over the management of the broker-dealer subsidiary, which in turn could be used in a manner contrary to the interests of investment company shareholders.23 Applicants believe that Mr. Gerken, particularly as a non-employee director under the facts and circumstances described herein, cannot reasonably be expected to possess, and will not in fact possess, the type of “latent power” about which the Commission and its staff have been concerned previously. This is especially true here where AIS does not engage in significant distribution business with the AllianceBernstein Funds and will have no opportunity to engage in portfolio transactions on behalf of the AllianceBernstein Funds.

D.	Proposed Rule 2a19-l

In May 1984, the SEC proposed amending rule 2a-524 (to be renumbered rule 2al9-l) in order to expand the pool from which disinterested directors may be chosen.25

[20]	See First Financial Fund, Inc., SEC No-Action Letter (June 5, 1997) at note 8; citing GT Global Growth Series (publicly available February 2, 1996) (“GT Global”) and Salomon Brothers, Inc., SEC No-Action Letter (May 26, 1995).
[21]	As separately managed entities with different business goals and functions, it is clear that Associated Banc-Corp and AIS were created for reasons unrelated to Mr. Gerken’s status under section 2(a)(19). See GT Global at note 3.
[22]	Section 2(a)(9) provides that “any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company. Any person who does not so own more than 25 per centum of the voting, securities of any company shall be presumed not to control such company.”
[23]	First Australia Fund at notes 11-14 and accompanying text.
[24]	The Commission granted limited relief from section 2(a)(19) when it adopted rule 2a-5 in 1977. Investment Company Act Rel. No. 9886 (Aug. 10, 1977). Rule 2a-5 provided that a person affiliated with a registered broker-dealer would not be considered an interested person of an investment company, its investment adviser, or principal underwriter, if the only function of the broker-dealer was to distribute shares of other investment companies and if the company in question did not purchase those shares.
[25]	1984 Proposing Release.

In the 1984 Proposing Release, the Commission discussed the potential conflicts of interest for a director affiliated with a broker-dealer if the investment company (and complex) were permitted to engage in portfolio and distribution business with that broker-dealer.26 As the Commission indicated, arguably a director affiliated with a broker-dealer may be less objective about the advisory agreement or its renewal because he or she would want the adviser to allocate portfolio business to the affiliated broker-dealer firm. Similarly, such a director may be less objective in choosing or evaluating the company’s underwriter because of a desire that the underwriter select the affiliated broker-dealer firm to handle share distribution business.27

The Commission’s first concern (relating to the advisory agreement) does not apply to Mr. Gerken’s situation because, as previously indicated, AIS will never have an opportunity to engage in portfolio transaction business on behalf of the AllianceBernstein Funds.

The Commission’s second concern (relating to the principal underwriter) might be relevant if the selling group for the AllianceBernstein Funds were restricted in some manner, perhaps to a small number of dealers. In such a situation, it might be possible for the Distributors, by actively managing access to the selling group, to affect materially the total commission revenue a particular broker-dealer would receive from fund share sales. The facts are different, however. The Distributors generally do not restrict access to the selling group for AllianceBernstein Funds, except to require that a U.S.-based firm be appropriately registered or licensed as a broker or dealer and a member in good standing of FINRA. There may also be instances where Distributors would not enter into a selling agreement where the applicant firm’s regulatory record contains material disclosures, whether they be regulatory actions, litigation or other disclosure matters, or the decision to enter into a selling agreement would not make business sense (e.g., a lack of potential sales) Currently, AIS is one of over 990 firms selling shares of AllianceBernstein Funds. With such a large and diverse selling group, it does not appear reasonable to conclude that AIS could be improperly favored with respect to AllianceBernstein Funds share distribution business.

Although as proposed, rule 2a19-1 did not contemplate allowing any portfolio or distribution business to occur with the affiliated broker-dealer firm, the Commission considered and requested comment on an alternative test that would have permitted a director to be considered disinterested even though the investment company or its complex conducted a limited amount of portfolio or distribution business with the director’s affiliated broker-dealer.28 Under the alternative formulation, the broker-dealer, during its most recent fiscal year, could not have received more than one percent of its consolidated gross revenues from executing portfolio transactions for the company, engaging in principal transactions with the company, and distributing shares of the company, and more than five percent from performing these functions for the complex. In addition, no investment company in the complex could use the broker-dealer as a “regular broker or dealer” as defined in rule 10b-1 of the Act.29 Although four of six

[26]	See part (a) of discussion section of 1984 Proposing Release.
[27]	Id.
[28]	See 1984 Proposing Release at note 37 and accompanying text.
[29]

Under rule 10b-1, the term “regular broker or dealer” of an investment company means one of the ten brokers or dealers that, during the company’s most recent fiscal year, (a) received the greatest dollar amount of brokerage commissions from direct or indirect participation in the company’s portfolio transactions, (b) engaged as principal in the largest dollar amount of the company’s portfolio transactions, or (c) sold the largest dollar amount of securities of the investment company.

commentators believed that the Commission should permit a limited amount of business with the disinterested director’s affiliated broker or dealer, the Commission declined to adopt a materiality exception at that time.30

One of the commentators supporting the proposed rule suggested that it might be premature for the Commission to adopt a rule that would permit the company and its complex to do a limited amount of portfolio and distribution business with a disinterested director’s affiliated broker or dealer because an adequate precedent for permitting such relief had not yet been established by exemptive orders previously granted by the Commission. Here, Applicants seek an order from the Commission that would permit a limited amount of distribution, rather than portfolio and distribution business. In fact, the Commission previously granted orders under substantially similar circumstances.31

E.	Former Rule 2a19-1

As adopted in 1984,32 rule 2a19-1 provided that a director would not be considered an interested person solely because that director is a broker-dealer or an affiliated person thereof, provided that (a) the broker-dealer did not engage in any portfolio or distribution business with the investment company’s complex for the prior six months and will not do so for the period during which the director continues to be considered not to be an interested person, (b) the company’s board determines that the company and its shareholders will not be adversely affected if the broker-dealer does not engage in such business with the company, and (c) no more than a minority of the directors of the company who are not interested persons are registered broker-dealers or affiliates thereof.

F.	Amendment of Section 2(a)(19)

In a release adopting amendments to certain exemptive rules relating to independent directors,33 the Commission rescinded rule 2a19-1 under the Act.34 Section 2(a)(19) was amended to incorporate the conditions of paragraph (a)(1) of the rule as part of the Gramm-Leach-Bliley Act.35 Amended section 2(a)(19) now permits an independent director of an investment company to be an affiliate of a broker-dealer, but not if the broker has executed portfolio transactions for, engaged in principal transactions with, or distributed shares for, the investment company, any other investment company having the same investment adviser or

[30]	Investment Company Act Rel. No. 14193 (Oct. 12, 1984; effective Nov. 16, 1984) (“1984 Adopting Release”), at pages 6-10.
[31]	See American Balanced Fund et al., Investment Company Act Rel. Nos. 25354 (Jan. 2, 2002) (notice) and 25403 (Jan. 29, 2002) (order) and EuroPacific Growth Fund, Investment Company Act Rel. Nos. 23307 (July 9, 1998) (notice) and 23374 (Aug. 4, 1998) (order).
[32]	1984 Adopting Release.
[33]	See Independent Directors Release.
[34]	See Independent Directors Release at note 68 and accompanying text.
[35]	Pub. L. No. 106-12, §213, 113 Stat. 1138, 1397-98 (1999), codified at 15 U.S.C. 80a-2(a)(19)(A)(v) and (B)(v).

principal underwriter or holding itself out to investors as a related company for purposes of investment or investor services, or any account over which the investment company’s investment adviser has brokerage allocation discretion, within the past six months. The changes to section 2(a)(19), therefore, do not obviate the need for Applicants to obtain exemptive relief.

Applicants believe that the facts and circumstances described in this Application are entirely consistent with the spirit of former rule 2a19-1 and amended section 2(a)(19). They would be within the safe harbor of section 2(a)(19) but for the proposed continuation by the AllianceBernstein Funds of a limited amount of distribution business with AIS.

G.	Proposed Threshold and Conditions

Applicants believe that the nature of the relationship between these parties suggests strongly that a materiality test geared to permitting a limited amount of distribution business (but no portfolio transaction business) ought to provide adequate protection against the potential for a conflict of interest.

AIS is a relatively small retail-oriented broker-dealer firm that does not in the ordinary course effect large-scale portfolio transactions for institutional investors. Moreover, AIS never has been, nor could it reasonably be expected to become, one of AllianceBernstein Funds’ top ten brokers or dealers (either in terms of brokerage or distribution business). It is also unlikely that in a given year more than one percent of Associated Banc-Corp’s consolidated gross revenues could result from its sales of a single Applicant Fund’s shares, or five percent for sales of the AllianceBernstein Funds’ shares as a group.36

Applicants believe that the Commission should permit AIS to conduct a limited amount of distribution (rather than portfolio and distribution) business with the AllianceBernstein Funds without Mr. Gerken being considered an “interested person” under the Act. As noted above, AIS has done a very limited amount of distribution business with the AllianceBernstein Funds in recent years, and Applicants presently have no reason to believe that this situation will change materially in the future. As a director of Associated Banc-Corp, Mr. Gerken would have only a very remote relationship with AIS that, in combination with the limited amount of distribution business engaged in by AIS (and expected to be engaged in by AIS), presents no real or potential conflict of interest for the Applicant Funds and their shareholders. Applicants are prepared, however, to review the amount of fund shares distributed by AIS on behalf of the AllianceBernstein Funds each calendar year to determine if such business has become more significant.

H.	Other Considerations

Mr. Gerken is a person of recognized integrity, judgment, independence and competence. His continued service is an important and valuable asset to the Fund and in the Applicants’ opinion he will continue to be in fact a non-interested director if he becomes a

[36]

Applicants believe that the appropriate reference is to the gross consolidated revenues of Associated Banc-Corp, as opposed to AIS, in light of Mr. Gerken’s proposed status as a director of Associated Banc-Corp and the fact that he has no material relationship with AIS.

director of Associated Banc-Corp. It is in the Applicant Funds’ best interests that he be permitted to serve as a non-interested director. A favorable declaration by the Commission in this regard would confirm that Mr. Gerken will serve the Fund “in law” how he has always served it “in fact”; namely, as a non-interested director acting solely in the interests of shareholders.

IV. Conclusion

Applicants believe that Mr. Gerken’s proposed relationship with Associated Banc-Corp will not impair his independence in any way in acting on behalf of the Applicant Funds and their shareholders. Mr. Gerken will not be a director or officer of AIS and therefore will have no authority or responsibility for management of the operations of AIS. Applicants believe that the existence of AIS creates no conflict of interest for Mr. Gerken, since, even if he were actively involved with AIS, the AllianceBernstein Funds would not, in the normal course, purchase or sell investments from or through AIS. Furthermore, the Applicant Funds hereby expressly undertake that neither they nor any other AllianceBernstein Fund will transact any portfolio business with AIS for so long as Mr. Gerken is considered a disinterested director.

Applicants believe that in the absence of a relationship involving portfolio business, imposition of sales threshold tests to determine continuing disinterested director status is consistent with the original intent of the Commission and Congress in addressing the potential for conflict between the interests of brokers and dealers and investment companies.

In taking action in 1966 and 1970, both the Commission and Congress sought to enhance and protect the independent nature and activities of investment company boards. Applicants believe that Mr. Gerken, as an individual who is clearly independent of AllianceBernstein and its affiliated companies and who would also serve as a non-employee director of a bank holding company with an extremely modest stake in the brokerage industry, is particularly well-suited to similarly enhance and protect the independent nature and activities of the Applicant Funds’ boards.

Mr. Gerken’s oversight role as an independent director of Associated Banc-Corp would permit him to draw inferences and gain insights into the financial services business that may be useful in discussions conducted by the Applicant Funds’ boards. This experience will be been gained through a relationship fully independent of AllianceBernstein and the Applicant Funds, and thus may be particularly helpful. It would be unfortunate if Mr. Gerken’s remote connection to a registered broker-dealer lacking a material business relationship to the Applicant Funds were to preclude his service as a non-interested director of the Applicant Funds. Such a result does not appear to be consistent with the principles that moved the Commission and the Congress to act more than thirty years ago, or the current and future interests of the Applicant Funds and their shareholders.

Applicants believe that it is appropriate and in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act for the Commission to declare that Mr. Gerken shall not be considered an “interested person” under the Act if he accepts a position as non-employee director of Associated Banc-Corp.

Section 6(c) of the Act provides that the Commission, by order upon application, may conditionally or unconditionally exempt any person, security, transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provision of the Act.

Applicants respectfully request an order of the Commission, pursuant to section 6(c) of the Act, declaring that R. Jay Gerken shall not be deemed an “interested person”, as that term is defined in section 2(a)(l9) of the Act, of the Applicant Funds, their investment adviser, or their principal underwriters, solely by reason of his position as a director of Associated Banc-Corp.

V. Conditions to Relief Requested

For all the foregoing reasons, Applicants request that the Commission issue an order pursuant to section 6(c), granting Applicants the relief sought by this Application. Applicants agree that the order granting the requested relief will be subject to the following conditions:

1.	The AllianceBernstein Funds will comply with all of the requirements of section 2(a)(19) of the Act (and any rules thereunder) except for the clauses concerning the distribution of investment company shares in subparagraphs (A)(v) and (B)(v) of section 2(a)(l9), as those clauses relate to distribution of shares of the AllianceBernstein Funds by AIS.

2.	The amount of distribution business engaged in by AIS on behalf of any one Applicant Fund (other than a money market fund) may not exceed five percent of gross share sales (prior to payment of dealer and underwriter commissions) for such Applicant Fund.

3.	The amount of distribution business engaged in by AIS on behalf of all AllianceBernstein Funds in the aggregate may not exceed five percent of gross share sales (prior to payment of dealer and underwriter commissions and exclusive of money market fund share sales) for the AllianceBernstein Funds in the aggregate.

4.	No more than one percent of Associated Banc-Corp’s consolidated gross revenues may come from sales by AIS of shares on behalf of any one Applicant Fund.

5.	No more than five percent of Associated Banc-Corp’s consolidated gross revenues may come from sales by AIS of shares on behalf of all AllianceBernstein Funds in the aggregate.

6.	AIS may not serve as a regular broker or dealer, as defined in rule 10b-1 under the Act, for any AllianceBernstein Fund.

AUTHORIZATION AND SIGNATURES

Pursuant to Rule 0-2(c) under the Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicant.

Sanford C. Bernstein Fund, Inc.

Emilie D. Wrapp is authorized to sign and file this document on behalf of Sanford C. Bernstein Fund, Inc. pursuant to the authority granted to hereby resolutions duly adopted by the Board of Directors on April 29, 2014.

Sanford C. Bernstein Fund, Inc.

/s/ Emilie D. Wrapp
By:	Emilie D. Wrapp
Title:	Secretary

Date:	May 12, 2014

Pursuant to Rule 0-2(c) under the Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicant.

AllianceBernstein L.P.

As Senior Vice President of AllianceBernstein Corporation (the “Corporation”), the general partner of AllianceBernstein L.P. (the “Adviser”), Mark R. Manley is authorized to sign and file this document on behalf of the Adviser pursuant to a general enabling resolution adopted by the Board of Directors of the Corporation on May 20, 2010.

AllianceBernstein L.P.

/s/ Mark R. Manley
By:	Mark R. Manley
Title:	Senior Vice President of AllianceBernstein Corporation, the general partner of AllianceBernstein, L.P.

Date:	May 12, 2014

Pursuant to Rule 0-2(c) under the Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicant.

Sanford C. Bernstein & Co., LLC

As Assistant Secretary of Sanford C. Bernstein & Company, LLC (“SCB”), Mark R. Manley is authorized to sign and file this document on behalf of SCB pursuant to a general enabling resolution duly adopted by the Board of Directors on July 30, 2013.

Sanford C. Bernstein & Company, LLC

/s/ Mark R. Manley
By:	Mark R. Manley
Title:	Assistant Secretary

Date:	May 12, 2014

Pursuant to Rule 0-2(c) under the Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicant.

AllianceBernstein Investments, Inc.

As Secretary of AllianceBernstein Investments, Inc. (“ABI”), Mark R. Manley is authorized to sign and file this document on behalf of ABI pursuant to a general enabling resolution duly adopted by the Board of Directors on September 10, 2012.

AllianceBernstein Investments, Inc.

/s/ Mark R. Manley

By:	Mark R. Manley
Title:	Secretary

Date:	May 12, 2014

List of Attachments and Exhibits

Exhibit A

1.	Verification of Sanford C. Bernstein Fund, Inc.

2.	Verification of AllianceBernstein L.P.

3.	Verification of Sanford C. Bernstein & Co., LLC

4.	Verification of AllianceBernstein Investments, Inc.

Exhibit B — Resolutions

EXHIBIT A-1

VERIFICATION OF APPLICATION AND STATEMENT OF FACT

Sanford C. Bernstein Fund, Inc.

State of New York	)
)
County of New York	)

In accordance with Rule 0-2(d) under the Act, the undersigned states that she has duly executed the attached Application for an order for and on behalf of Sanford C. Bernstein Fund, Inc. (the “Fund”); that she is the Secretary of the Fund; and that all actions taken by her and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Emilie D. Wrapp
By:	Emilie D. Wrapp
Title:	Secretary

Date:	May 12, 2014

EXHIBIT A-2

VERIFICATION OF APPLICATION AND STATEMENT OF FACT

AllianceBernstein L.P.

State of New York	)
)
County of New York	)

In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached Application for an order for and on behalf of AllianceBernstein L.P. (the “Adviser”); that he is Senior Vice President of the AllianceBernstein Corporation, the general partner of the Adviser, and as such has the authority to sign and file this document on behalf of the Adviser; and that all actions taken by him and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Mark R. Manley
By:	Mark R. Manley
Title:	Senior Vice President of AllianceBernstein Corporation, General Partner of AllianceBernstein, L.P.

Date:	May 12, 2014

EXHIBIT A-3

VERIFICATION OF APPLICATION AND STATEMENT OF FACT

Sanford C. Bernstein & Co., LLC

State of New York	)
)
County of New York	)

In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached Application for an order for and on behalf of Sanford C. Bernstein & Co., LLC (“SCB”); that he is the Assistant Secretary of SCB and as such has the authority to sign and file this document on behalf of SCB; and that all actions taken by him and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Mark R. Manley
By:	Mark R. Manley
Title:	Assistant Secretary

Date:	May 12, 2014

EXHIBIT A-4

VERIFICATION OF APPLICATION AND STATEMENT OF FACT

AllianceBernstein Investments, Inc.

State of New York	)
)
County of New York	)

In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached Application for an order for and on behalf of AllianceBernstein Investments, Inc. (“ABI”); that he is the Secretary of ABI and as such has the authority to sign and file this document on behalf of ABI; and that all actions taken by him and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Mark R. Manley
By:	Mark R. Manley
Title:	Secretary

Date:	May 12, 2014

EXHIBIT B

RESOLUTIONS OF THE BOARD OF DIRECTORS OF

SANFORD C. BERNSTEIN FUND, INC.

WHEREAS, R. Jay Gerken may be appointed to the Board of Directors of Associated Banc-Corp, whose affiliate, Associated Investment Services, Inc. (“AIS”), is a broker-dealer registered under the Securities Exchange Act of 1934; and

WHEREAS, due to this affiliation, Mr. Gerken may be considered an “interested person” of Sanford C. Bernstein Fund, Inc. (“Fund”), as the term “interested person” is defined in the Investment Company Act of 1940 (“Act”), if he is appointed to the Board of Directors of Associated Banc-Corp; and

WHEREAS, the Fund’s officers have determined that relief from this designation may be available from the Securities and Exchange Commission (“Commission”) upon application, provided that certain conditions are met;

NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors of the Fund hereby determines that it is desirable and consistent with the interests of the Fund and its shareholders that an application (“Application”) be filed with the Commission requesting an order of the Commission, pursuant to section 6(c) of the Act, declaring that R. Jay Gerken shall not be deemed an “interested person,” as that term is defined in section 2(a)(19) of the Act, of the Fund, its investment adviser and its principal underwriters, as set forth in the Application; and

FURTHER RESOLVED, that the Board of Directors has determined that the Fund and its shareholders will not be adversely affected if the conditions, as set forth in the Application, are complied with by the Fund, and the same are hereby accepted by the Fund; and

FURTHER RESOLVED, that the Fund’s officers be, and each of them hereby is, authorized, on behalf of the Fund, to prepare, execute and file with the Commission, the Application in such form as the officer executing the Application, in his or her discretion, shall approve, together with all exhibits thereto and other documents required by the Commission and any and all amendments to the Application that are deemed, by the officer executing or filing such documents, necessary or desirable, and to do or cause to be done any and all such other acts and things, as may be shown by his or her execution or performance thereof to be in his or her judgment necessary or desirable, the taking of any such action to be conclusive evidence that the same has been approved by the Board of Directors of the Fund.

RESOLUTION OF BOARD OF DIRECTORS OF ALLIANCEBERNSTEIN

CORPORATION, THE GENERAL PARTNER OF ALLIANCEBERNSTEIN, L.P.

RESOLVED:

That the Chairman of the Board, the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, the Controller, the Treasurer, the General Counsel, the Chief Compliance Officer, the Corporate Secretary and any Assistant

Secretary of the Corporation, be, and each of them hereby is, authorized to enter into, execute and deliver any contract, agreement, conveyance or any other instrument for and on behalf of AllianceBernstein L.P. (“AllianceBernstein” or the “Partnership”) and AllianceBernstein Holding L.P. and, together with the Partnership, the “Partnerships”), including advisory agreements with clients of AllianceBernstein or AllianceBernstein Holding, that may be deemed necessary or appropriate for the normal course of business of AllianceBernstein or AllianceBernstein Holding without further action or resolution of the Board, and the Corporate Secretary or any Assistant Secretary of the Corporation is hereby authorized and directed to affix the corporate seal thereto and attest the same by his or her signature.

RESOLUTION OF BOARD OF DIRECTORS OF

SANFORD C. BERNSTEIN & CO., LLC

RESOLVED:	That the Chairman of the Board, the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, the Head of Operations and Technology, the Global Head of Trading, the U.S. Director of Research, the Head of U.S. Sales, the Global Head of Broker-Dealer Operations, the Controller, any Assistant Controller, the Treasurer, any Assistant Treasurer, the General Counsel, the Chief Compliance Officer, the Corporate Secretary and any Assistant Secretary of the Corporation, be, and each of them hereby is, authorized to enter into, execute and deliver any contract, agreement, conveyance or any other instrument for and on behalf of the Company that may be deemed necessary or appropriate for the normal course of business of the Company without further action or resolution of the Board, and the Corporate Secretary or any Assistant Secretary of the Corporation is hereby authorized and directed to affix the corporate seal thereto and attest the same by his or her signature.

RESOLUTION OF BOARD OF DIRECTORS OF

ALLIANCEBERNSTEIN INVESTMENTS, INC.

RESOLVED:	That the Chairman of the Board, the Chief Executive Officer, the President, the Executive Managing Director, any Senior Managing Director, the Chief Operating Officer, the Chief Financial Officer, the Controller, any Assistant Controller, the Treasurer, any Assistant Treasurer, the Tax Director, the General Counsel, the Secretary and any Assistant Secretary of the Corporation be, and each of them hereby is, authorized to enter into, execute and deliver in the name and on behalf of AllianceBernstein Investments, Inc. (“Corporation”) any contract, agreement, conveyance, or any other instrument that may be deemed necessary or appropriate for the normal course of business of the Corporation without further action or resolution of the Board of Directors, and the Secretary or any Assistant Secretary of the Corporation is hereby authorized and directed to affix the corporate seal thereto and attest the same by his or her signature.